UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Ideanomics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98741R108

(CUSIP Number)

Managing Attorney Office

Arnold & Porter Kaye Scholer LLP

250 West 55th Street

New York, NY 10019

MAOassignments@arnoldporter.com

212.836.8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98741R108

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bruno Wu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 36,071,565 shares of common stock (including 933,333 shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 36,071,565 shares of common stock (including 933,333 shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,071,565 shares of common stock (including 933,333 shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%[1]
14		TYPE OF REPORTING PERSON IN

1 Based on the sum of: (i) 497,680,745 shares of common stock outstanding as of November 18, 2021 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 23, 2021; and (ii) 7 million shares of convertible Series A Preferred Stock outstanding (convertible into 933,333 shares of common stock).

CUSIP No. 98741R108

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lan Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China (“PRC”)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 36,071,565 shares of common stock (including 933,333 shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 36,071,565 shares of common stock (including 933,333 shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,071,565 shares of common stock (including 933,333 shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%[1]
14		TYPE OF REPORTING PERSON IN

1 Based on the sum of: (i) 497,680,745 shares of common stock outstanding as of November 18, 2021 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 23, 2021; and (ii) 7 million shares of convertible Series A Preferred Stock outstanding (convertible into 933,333 shares of common stock).

CUSIP No. 98741R108

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sun Seven Stars Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 34,949,141 shares of common stock
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 34,949,141 shares of common stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,949,141 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%[1]
14		TYPE OF REPORTING PERSON OO

1 Based on 497,680,745 shares of common stock outstanding as of November 18, 2021 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 23, 2021.

CUSIP No. 98741R108

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sun Seven Stars Investment Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 34,949,141 shares of common stock
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 34,949,141 shares of common stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,949,141 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%[1]
14		TYPE OF REPORTING PERSON CO

1 Based on 497,680,745 shares of common stock outstanding as of November 18, 2021 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 23, 2021.

CUSIP No. 98741R108

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wecast Media Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 933,333 shares of common stock (representing shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 933,333 shares of common stock (representing shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

933,333 shares of common stock (representing shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%[1]
14		TYPE OF REPORTING PERSON CO

1 Based on the sum of: (i) 497,680,745 shares of common stock outstanding as of November 18, 2021 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 23, 2021; and (ii) 7 million shares of convertible Series A Preferred Stock outstanding (convertible into 933,333 shares of common stock).

CUSIP No. 98741R108

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shanghai Sun Seven Stars Cultural Development Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION PRC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 933,333 shares of common stock (representing shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 933,333 shares of common stock (representing shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

933,333 shares of common stock (representing shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2[1]
14		TYPE OF REPORTING PERSON CO

1 Based on the sum of: (i) 497,680,745 shares of common stock outstanding as of November 18, 2021 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 23, 2021; and (ii) 7 million shares of convertible Series A Preferred Stock outstanding (convertible into 933,333 shares of common stock).

CUSIP No. 98741R108

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tianjin Sun Seven Stars Culture Development Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION PRC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 933,333 shares of common stock (representing shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 933,333 shares of common stock (representing shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

933,333 shares of common stock (representing shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%[1]
14		TYPE OF REPORTING PERSON CO

1 Based on the sum of: (i) 497,680,745 shares of common stock outstanding as of November 18, 2021 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 23, 2021; and (ii) 7 million shares of convertible Series A Preferred Stock outstanding (convertible into 933,333 shares of common stock).

CUSIP No. 98741R108

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Beijing Sun Seven Stars Culture Development Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION PRC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 933,333 shares of common stock (representing shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 933,333 shares of common stock (representing shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

933,333 shares of common stock (representing shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%[1]
14		TYPE OF REPORTING PERSON CO

1 Based on the sum of: (i) 497,680,745 shares of common stock outstanding as of November 18, 2021 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 23, 2021; and (ii) 7 million shares of convertible Series A Preferred Stock outstanding (convertible into 933,333 shares of common stock).

CUSIP No. 98741R108

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tianjin Sun Seven Stars Partnership Management Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION PRC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 933,333 shares of common stock (representing shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 933,333 shares of common stock (representing shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

933,333 shares of common stock (representing shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%[1]
14		TYPE OF REPORTING PERSON CO

1 Based on the sum of: (i) 497,680,745 shares of common stock outstanding as of November 18, 2021 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 23, 2021; and (ii) 7 million shares of convertible Series A Preferred Stock outstanding (convertible into 933,333 shares of common stock).

CUSIP No. 98741R108

Explanatory Note

This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is being filed by Bruno Wu (“BW”), Lan Yang (“LY”), Sun Seven Stars Trust, a Delaware trust (“SSS Trust”), Sun Seven Stars Investment Group Limited, a British Virgin Islands Company (“SSSIG”), Wecast Media Investment Management Limited, a Hong Kong Company (“Wecast”), Shanghai Sun Seven Stars Cultural Development Limited, a PRC company (“Shanghai SSS”), Tianjin Sun Seven Stars Culture Development Limited, a PRC company (“Tianjin Culture”), Beijing Sun Seven Stars Culture Development Limited, a PRC company (“BSSS”), and Tianjin Sun Seven Stars Partnership Management Co., Ltd., a PRC company (“Tianjin Management”), as a combined amendment to update the Schedule 13D (the "Original 13D ") filed by BW and BSSS with the Securities and Exchange Commission ("SEC") on December 31, 2015, as amended by Amendment No. 1 (“Amendment No. 1,” and together with the Original 13D, the “Schedule 13D”) filed by BW, LY, BSSS, Sun Seven Stars Hong Kong Cultural Development Limited, a Hong Kong company (“HK SSS”), Tianjin Management, Tianjin Culture and Shanghai SSS with the SEC on February 25, 2016, with respect to beneficial ownership of the common stock, par value $0.001 per share of You On Demand Holdings, Inc., now known as Ideanomics, Inc. Although the Reporting Persons do not possess sufficient historical records to provide all information required to comply with the Schedule 13D form and exhibit requirements with respect to certain of the transactions described herein, and certain transactions that occurred prior to the transactions described herein, HK SSS is no longer the record or beneficial holder of any securities of the Issuer, and this Amendment No. 2 reflects the Reporting Persons’ understanding of the current beneficial ownership of the common stock of Ideanomics by BW, LY and all affiliated entities.

This Amendment No. 2 amends and restates the Schedule 13D in its entirety.

Item 1. Security and Issuer.

This Amendment No. 2 relates to the common stock, par value $0.001 (“Common Stock”), of Ideanomics, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at 1441 Broadway, Suite 5116, New York, NY 10018.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed jointly by: (i) BW; (ii) LY; (iii) SSS Trust; (iv) SSSIG; (v) Wecast; (vi) Shanghai SSS; (vii) Tianjin Culture; (viii) BSSS; and (ix) Tianjin Management (collectively, the “Reporting Persons”). A Joint Filing Statement among the Reporting Persons relating to the joint filing of this Amendment No. 2 is attached hereto as Exhibit 1. The place of organization of each of the entities described in (iii) - (ix) above is set forth on such entity’s cover page to this Amendment No. 2.

As a result of the existing relationships described in this Amendment No. 2, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). However, neither this filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act, and the existence of any group is expressly disclaimed. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him, her or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the other Reporting Persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate. Each Reporting Person expressly disclaims beneficial ownership of securities held by any person or entity, except to the extent of such Reporting Person’s pecuniary interest therein.

(b) The business addresses of the each of the Reporting Persons is: Pavilion 2, Guantang Art District, Pingfang Town, Chaoyang District, Beijing, PRC

(c) The principal business/occupation of the Reporting Persons is as follows:

(i)	BW: Co-Chairperson and Chief Executive Officer of SSSIG; Chairman and CEO of BSSS
(ii)	LY: Co-Chairperson of SSSIG; Chairperson of Tianjin Management; Director of BSSS

CUSIP No. 98741R108

(iii)	SSS Trust: LY family trust
(iv)	SSSIG and BSSS: Developing, producing, marketing, and investing in digital media, films, intellectual property, innovation technology and various entertainment products
(v)	Wecast: Film and television investments; intellectual property development and investments
(vi)	Shanghai SSS; Tianjin Culture; and Tianjin Management: Organizing culture and art events, developing, producing and marketing entertainment projects, providing cultural information, investing and intellectual property consulting

Information with respect to the directors and executive officers of each of SSSIG, SSS Trust, Wecast, Shanghai SSS, Tianjin Culture, BSSS and Tianjin Management (collectively, the “Related Persons”), including the name, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference. The business address for each of the Related Persons is: Pavilion 2, Guantang Art District, Pingfang Town, Chaoyang District, Beijing, PRC.

(d) No Reporting Person or Related Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person or Related Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) BW is a citizen of the United States. LY is a citizen of the PRC.

Item 3. Source and Amount of Funds or Other Consideration.

Funding for cash acquisitions of the Common Stock and the Issuer’s Series A Preferred Stock reported as beneficially owned by the Reporting Persons herein was obtained from the investment capital of the Reporting Persons, and consideration for non-cash acquisitions of the Common Stock reported as beneficially owned by the Reporting Persons herein is described in Item 5 of this Amendment No. 2, which is incorporated herein by reference. Item 5 also describes amounts paid for cash acquisitions of the Issuer’s securities by the Reporting Persons, where amounts are ascertainable from existing records.

Item 4. Purpose of Transaction.

The Reporting Persons originally acquired the securities described herein for investment purposes with the aim of increasing the value of the investment and the Issuer, and to influence control over the management of the Issuer. The Reporting Persons do not currently control the management of the Issuer nor do they intend to seek to influence control of the management of the Issuer. SSSIG intends to transfer the shares beneficially owned by it to LY. Thereafter, the relevant Reporting Persons intend to convert the Series A Preferred Stock into shares of Common Stock, and to dispose all shares of Common Stock beneficially owned by them in the open market, in privately negotiated transactions, or otherwise, subject to market conditions, legal and regulatory requirements, and contractual limitations. The Reporting Persons make no commitment in terms of completing any dispositions or the timing of any such dispositions, which will depend on market conditions including the price of shares of Common Stock, and on such other factors considered relevant to the Reporting Persons. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Other than as described in this Item 4, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, depending on the factors described herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 98741R108

Item 5. Interest in Securities of the Issuer.

(a), (b)    The following sets forth, as of the date of this Amendment No. 2, the aggregate number of shares of Common Stock beneficially owned by each of the Reporting Persons based on: (i) 497,680,745 shares of Common Stock outstanding as of November 18, 2021 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 23, 2021; and where applicable, (ii) 7 million shares of convertible Series A Preferred Stock outstanding (convertible at any time at the option of the holder into 933,333 shares of Common Stock).

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
BW	36,071,565	7.2%	N/A	36,071,565	N/A	36,071,565
LY	36,071,565	7.2%	N/A	36,071,565	N/A	36,071,565
SSS Trust	34,949,141	7.0%	N/A	34,949,141	N/A	34,949,141
SSSIG	34,949,141	7.0%	N/A	34,949,141	N/A	34,949,141
Wecast	933,333	0.2%	N/A	933,333	N/A	933,333
Shanghai SSS	933,333	0.2%	N/A	933,333	N/A	933,333
Tianjin Culture	933,333	0.2%	N/A	933,333	N/A	933,333
BSSS	933,333	0.2%	N/A	933,333	N/A	933,333
Tianjin Management	933,333	0.2%	N/A	933,333	N/A	933,333

LY is the record holder of 189,091 shares of Common Stock. SSSIG is the record holder of 34,949,141 shares of Common Stock. SSSIG is wholly-owned by SSS Trust, of which LY is trustee. In addition, LY is Co-Chairperson of SSSIG. As a result, LY and SSS Trust may be deemed to be the beneficial owner of the Issuer’s securities owned of record by SSSIG. In addition, LY is the spouse of BW. BW is a former executive officer and director of the Issuer, and is Co-Chairperson and CEO of SSSIG. As a result, BW may be deemed to share beneficial ownership of the securities of the Issuer beneficially owned by LY and SSSIG. Further, each of BW, LY, Shanghai SSS, Tianjin Culture, BSSS, and Tianjin Management may be deemed to share beneficial ownership of the Series A Preferred Stock of the Issuer held of record by Wecast (convertible at any time into 933,333 shares of Common Stock). Wecast is wholly-owned by Shanghai SSS, which is wholly-owned by Tianjin Culture, which is wholly-owned by BSSS, which is a directly controlled subsidiary of Tianjin Management. As a result, each of Shanghai SSS, Tianjin Culture, BSSS, and Tianjin Management may be deemed to share beneficial ownership of the Issuer’s securities held of record by Wecast. LY is the direct controlling shareholder and Chairperson of Tianjin Management, and a director of BSSS. BW is also Chairman and CEO of BSSS. As a result, LY may be deemed to be the beneficial owner of the Issuer’s securities beneficially owned by Tianjin Management, and BW may be deemed to be the beneficial owner of the Issuer’s securities beneficially owned by each of Tianjin Management and BSSS. Each of BW and LY disclaim beneficial ownership of all Issuer securities, except to the extent of their pecuniary interest therein.

The table above reflects the Reporting Persons’ understanding of the current beneficial ownership of Common Stock by BW, LY and all affiliated entities. Such ownership resulted from the following transactions, each of which occurred subsequent to the filing of Amendment No. 1 (the information below represents all information in the current records of the Reporting Persons with respect to such transactions):

LY:

On July 17, 2017, LY acquired 189,091 shares of Common Stock for $2.75 a share pursuant to a subscription agreement with the Issuer.

CUSIP No. 98741R108

SSSIG:

●	On November 29, 2017, Wecast acquired 3,094,844 shares of Common Stock; 2,679,563 of such shares were transferred to SSSIG (an affiliate of Wecast) on October 16, 2018 (no Reporting Persons hold the remaining 415,281 shares).
●	On October 16, 2018, Seven Stars Global Cloud Group Ltd., an affiliate of LY, transferred 1,652,376 shares of Common Stock to SSSIG.
●	On September 4, 2018, SSSIG purchased 36,249 shares of Common Stock from Mr. Sun Bin, an unaffiliated individual, for $4.20 a share in cash.
●	In 2018, BT Capital Global Limited (“BT”), an affiliate of LY, was issued 16,500,000 shares of Common Stock in respect of an earnout (see “BT Earnout” below); these shares were transferred on October 12, 2018 by BT to SSSIG.
●	On October 29, 2018, SSSIG purchased 167,477 shares of Common Stock from Yang Zhou Power Education Cultural Industry Limited, an unaffiliated entity, for $2.87 a share in cash.
●	On June 17, 2019, 2,860, 963 shares of Common Stock (in respect of amounts owing to Sun Seven Stars International Ltd), and 590,671 shares of Common Stock (in respect of amounts owing to Fomalhaut Limited), each an affiliate of BW, were issued to SSSIG (see “Consideration for Acquisitions” below);
●	On June 17, 2019, SSSIG purchased 575,431 additional shares of Common Stock for $1,110,583 in cash.
●	On August 12, 2019, a total of 4,652,174 shares of Common Stock were acquired by Red Rock Global Capital Ltd. (see “Red Rock Global Capital Ltd.” below), and were transferred to SSSIG on September 3, 2020.
●	On June 5, 2020, 5,234,237 shares of Common Stock were issued to SSSIG in respect of convertible debt (see “SSSIG Debt Conversions” below).

Wecast:

November 29, 2016, Wecast acquired 7,000,000 shares of Series A Preferred Stock, each share of which is convertible at any time into 0.1333333 shares of Common Stock, for a total of 933,333 shares.

BT Earnout

In January 2017, the Issuer acquired 100% of Sun Video Group Hong Kong Limited and 55% of Wide Angle Group Limited from BT. The purchase price included, among other things, a $50 million convertible promissory note (the “SVG Note”), which was convertible into Common Stock at a conversion rate of $1.50 per share, and was automatically convertible upon shareholder approval. BT agreed that should the acquired businesses fail to achieve specified performance milestones, BT would either forfeit the Common Stock (“Earnout Shares”) or the SVG Note, on a pro rata basis based on specified achievement thresholds. In 2018, the Company issued 16.5 million Earnout Shares directly to BT.

Consideration for Acquisitions

Grapevine Logic, Inc. (“Grapevine”): On September 4, 2018, the Issuer acquired 65.7% of Grapevine for $2.4 million in cash. Fomalhaut Limited (“Fomalhaut,”) a British Virgin Islands company and an affiliate of BW, owned 34.4% of Grapevine (the “Fomalhaut Interest.”) Fomalhaut entered into an option agreement, effective as of August 31, 2018 (the “Option Agreement,”) with the Issuer, pursuant to which Fomalhaut was provided an option to sell the Fomalhaut Interest to the Issuer for its fair market value as of the close of business on the date preceding the date upon which the option was exercised (to be paid 1/3 in cash and 2/3 in the shares of Common Stock at market value on the exercise date). In May 2019, the Issuer entered into two amendments to the Option Agreement, pursuant to which the aggregate exercise price for the option was amended to the greater of: (1) fair market value of the Fomalhaut Interest in Grapevine as of the close of business on the date preceding the option exercise date; and (2) $1.84 per share of Common Stock. It was also agreed that the full amount of the exercise price would be paid in Common Stock. On June 17, 2019, the Issuer issued 590,671 shares of Common Stock (valued at $1.84 per share) in exchange for a 34.3% ownership in Grapevine as a result of the exercise of the Option.

CUSIP No. 98741R108

FinTalk Media Inc. (“FinTalk”): On September 7, 2018, the Issuer entered into an agreement to purchase the assets of FinTalk from Sun Seven Star International Limited, a Hong Kong company and an affiliate of BW for $7.0 million, payable with $1.0 million in cash and shares of Common Stock with a fair market value of $6.0 million. The purchase price was later amended to $6.4 million, payable with $1.0 million in cash and shares of Common Stock with a value of $5.4 million. In connection with the completion of the transaction, the Issuer issued 2,860,963 shares of Common Stock (valued at $1.87 per share) on June 17, 2019.

Red Rock Global Capital Ltd.:

On August 12, 2019, Red Rock Global Capital Limited (“Red Rock”), an affiliate of SSSIG, purchased 1,700,000 shares of Common Stock from Star Thrive Group Limited (“STG”), an unaffiliated entity, at $3.00 per share. In a separate transaction, Red Rock accepted back 2,952,174 shares of Common Stock from STG originally to be purchased at $1.82 per share by STG.

SSSIG debt conversions

On November 25, 2019, the Issuer entered into a convertible promissory note agreement with SSSIG in the aggregate principal amount of $1.0 million, convertible into the shares of Common Stock at a conversion price of $1.25 per share anytime at the option of SSSIG. As of December 31, 2019, the Issuer had received $0.25 million from SSSIG. On June 5, 2020, the Audit Committee and the Board of Directors of the Issuer approved the reduction of conversion price to $0.59 per share, contingent upon the immediate conversion of the convertible promissory note. On June 5, 2020, the convertible promissory note, including accumulated interest, was converted into approximately 0.4 million shares of Common Stock.

On February 8, 2019, the Issuer entered into a convertible promissory note agreement with SSSIG in the aggregate principal amount of $2.5 million, convertible into shares of Common Stock at a conversion price of $1.83 per share anytime at the option of SSSIG. As of December 31, 2019, the Issuer had received $1.3 million from SSSIG. On June 5, 2020, the Audit Committee and the Board of Directors of the Issuer approved the reduction of the conversion price to $0.59 per share, contingent upon the immediate conversion of the convertible promissory note. On June 5, 2020, the convertible promissory note including accumulated interest was converted into approximately 2.2 million shares of Common Stock.

In June 2020, the Audit Committee and the Board of Directors of the Issuer approved the conversion of some borrowings from BW at a conversion price of $0.59 per share of Common Stock, contingent upon the immediate conversion of these amounts. On June 5, 2020, borrowings of $1.5 million, including $0.4 million transferred from Beijing Financial Holding Limited, an affiliate of BW, were converted into approximately 2.6 million shares of Common Stock.

(c)	During the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

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Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1.	Joint Filing Agreement

2.	Warrant issued on December 21, 2015 to Beijing Sun Seven Stars Culture Development Limited, incorporated by reference to Exhibit 4.8 to the Issuer’s Annual Report on Form 10-K (File No. 001-35561) filed on March 30, 2016.

3.	Amended and Restated Securities Purchase Agreement, dated as of December 21, 2015, between the Issuer and Beijing Sun Seven Stars Culture Development Limited, incorporated by reference to Exhibit 10.25 to the Issuer’s Annual Report on Form 10-K (File No. 001-35561) filed on March 30, 2016.

4.	Content License Agreement, dated as of December 21, 2015, by and between the Issuer and Beijing Sun Seven Stars Culture Development Limited, incorporated by reference to Exhibit 10.26 to the Issuer’s Annual Report on Form 10-K (File No. 001-35561) filed on March 30, 2016.

5.	Convertible Promissory Note issued to Beijing Sun Seven Stars Culture Development Limited, dated December 21, 2015, incorporated by reference to Exhibit 10.28 to the Issuer’s Annual Report on Form 10-K (File No. 001-35561) filed on March 30, 2016.

6.	Amendment No. 1 to Convertible Promissory Note issued to Beijing Sun Seven Stars Culture Development Limited, dated May 12, 2016, incorporated by reference to Exhibit 10.13 to the Issuer’s Quarterly Report on Form 10-Q (File No. 001-35561) filed on May 16, 2016.

7.	Securities Purchase Agreement by and between the Issuer and BT Capital Global Limited, dated January 30, 2017, incorporated by reference to Exhibit 10.54 to the Company’s Annual Report on Form 10-K (File No. 001-35561) filed on March 31, 2017.

8.	Convertible Promissory Note issued BT Capital Global Limited, dated January 30, 2017, incorporated by reference to Exhibit 10.55 to the Issuer’s Annual Report on Form 10-K (File No. 001-35561) filed on March 31, 2017.

9.	Securities Purchase Agreement by and between the Issuer, BT Capital Global Limited and Sun Seven Stars Media Group Limited, dated January 31, 2017, incorporated by reference to Exhibit 10.56 to the Issuer’s Annual Report on Form 10-K (File No. 001-35561) filed on March 31, 2017.

10.	Securities Purchase Agreement, dated June 30, 2017, by and between the Issuer and BT Capital Global Limited, incorporated by reference to Exhibit 10.3 to the Issuer’s Quarterly Report on Form 10-Q (File No. 001-35561) filed on August 14, 2017.

11.	Amendment to Securities Purchase Agreement dated of June 30, 2017, by and between the Issuer and BT Capital Global Limited, incorporated by reference to Exhibit 10.45 to the Issuer’s Annual Report on Form 10-K (File No. 001-35561) filed on March 30, 2018.

12.	Amendment No. 1 to Convertible Promissory Note issued BT Capital Global Limited, incorporated by reference to Exhibit 10.52 to the Issuer’s Annual Report on Form 10-K (File No. 001-35561) filed on March 30, 2018.

13.	Agreement and Plan of Merger, dated July 18, 2018, by and among Seven Stars Cloud Group, Inc., Grapevine Logic, Inc., GLI Acquisition Corp., and Mr. Grant Deken, as the representative of the holders of capital stock of Grapevine Logic, Inc., incorporated by reference to Exhibit 10.4 to the Issuer’s Quarterly Report on Form 10-Q (File No. 001-35561) filed on November 14, 2018.

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14.	Stock Option Agreement, effective August 31,2018, by and among Seven Stars Cloud Group, Inc. and Fomalhut Limited, incorporated by reference to Exhibit 10.5 to the Issuer’s Quarterly Report on Form 10-Q (File No. 001-35561) filed on November 14, 2018.

15.	1st Amendment to Stock Option Agreement, dated May 7, 2019, by and between the Issuer and Fomalhaut Limited, incorporated by reference to Exhibit 10.2 to the Issuer’s Report on Form 10-Q (File No. 001-35561) filed on August 14, 2019.

16.	2nd Amendment to Stock Option Agreement, dated May 30, 2019, by and between the Issuer and Fomalhaut Limited, incorporated by reference to Exhibit 10.3 to the Issuer’s Report on Form 10-Q (File No. 001-35561) filed on August 14, 2019.

17.	1st Amendment to Intellectual Property Purchase and Assignment Agreement, dated June 11, 2019, by and between the Issuer and Sun Seven Star International Limited, incorporated by reference to Exhibit 10.4 to the Issuer’s Report on Form 10-Q (File No. 001-35561) filed on August 14, 2019].

18.	Amendment to Terms of Convertible Promissory Note and Advance Payments, incorporated by reference to Exhibit 10.5 to the Issuer’s Report on Form 10-Q (File No. 001-35561) filed on August 11, 2020.

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After reasonable inquiry and to the best of each reporting person’s knowledge and belief, such reporting person certifies that the information set forth in this statement is true, complete and correct.

Date: December 16, 2021	/s/ Bruno Wu
Bruno Wu

Date: December 16, 2021	/s/ Lan Yang
Lan Yang

Date: December 16, 2021	Sun Seven Stars Trust

	By:	/s/ Lan Yang
	Name:	Lan Yang
	Title:	Trustee

Date: December 16, 2021	Sun Seven Stars Investment Group Limited

	By:	/s/ Lan Yang
	Name:	Lan Yang
	Title:	Co-Chairperson

Date: December 16, 2021	Wecast Media Investment Management Limited

	By:	/s/ Yun Zhu
	Name:	Yun Zhu
	Title:	Director

Date: December 16, 2021	Shanghai Sun Seven Stars Cultural Development Limited

	By:	/s/ Xiaoqian Xia
	Name:	Xiaoqian Xia
	Title:	Director and Office Manager

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Date: December 16, 2021	Tianjin Sun Seven Stars Culture Development Ltd.

	By:	/s/ Yongqi Liu
	Name:	Yongqi Liu
	Title:	Director and Project Manager

Date: December 16, 2021	Beijing Sun Seven Stars Culture Development Ltd.

	By:	/s/ Yun Zhu
	Name:	Yun Zhu
	Title:	Executive Vice President

Date: December 16, 2021	Tianjin Sun Seven Stars Partnership Management Ltd.

	By:	/s/ Lan Yang
	Name:	Lan Yang
	Title:	Chairperson

CUSIP No. 98741R108

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

Sun Seven Stars Trust

Name	Principal Occupation	Citizenship
Lan Yang, Director (and Trustee)	Co-Chairperson of Sun Seven Stars Investment Group Ltd.; Chairperson of Tianjin Sun Seven Stars Partnership Management Ltd. (“Tianjin Management”); Director of Beijing Sun Seven Stars Culture Development Ltd. (“BSSS”)	PRC

Sun Seven Stars Investment Group Ltd. (“SSSIG”)

Name	Principal Occupation	Citizenship
Bruno Wu, Director	Co-Chairperson and Chief Executive Officer (“CEO”) of SSSIG; Chairman and CEO of BSSS	USA
Lan Yang, Director	Co-Chairperson of SSSIG; Chairperson of Tianjin Management; Director of BSSS	PRC
BING WU, Director	Vice Chairman of SSSIG and BSSS (also Director of Tianjin Management)	PRC
YUN ZHU	Executive Vice President of SSSIG and BSSS (also Director of BSSS and Wecast Media Investment Management Limited (“Wecast”))	PRC
QIONG ZHOU	Group Chief Financial Officer of SSSIG; Supervisor of BSSS	PRC

Wecast Media Investment Management Limited

Name	Principal Occupation	Citizenship
YUN ZHU, Director	Executive Vice President of SSSIG and BSSS (also Director of BSSS and Wecast)	PRC

Shanghai Sun Seven Stars Cultural Development Ltd.

Name	Principal Occupation	Citizenship
XIAOQIAN XIA, Director	Ms. Xia also serves as the company’s Office Manager	PRC

Tianjin Sun Seven Stars Culture Development Ltd.

Name	Principal Occupation	Citizenship
YONGQI LIU, Director	Mr. Liu also services as the company’s Project Manager	PRC

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Beijing Sun Seven Stars Culture Development Ltd. (“BSSS”)

Name	Principal Occupation	Citizenship
BRUNO WU Director	Co-Chairperson and CEO of SSSIG; Chairman and CEO of BSSS	USA
YUN ZHU Director	Executive Vice President of SSSIG and BSSS (also Director of BSSS and Wecast)	PRC
BING WU Director	Vice Chairman of SSSIG and BSSS (also Director of Tianjin Management)	PRC
SHAOWEN YU Director	Director of Sun Media Group	PRC
Lan Yang Director	Co-Chairperson of SSSIG; Chairperson of Tianjin Management; Director of BSSS	PRC
Qiong Zhou	Group Chief Financial Officer of SSSIG; Supervisor of BSSS	PRC

Tianjin Sun Seven Stars Partnership Management Ltd.

Name	Principal Occupation	Citizenship
Lan Yang Director	Co-Chairperson of SSSIG; Chairperson of Tianjin Management; Director of BSSS	PRC
BING WU Director	Vice Chairman of SSSIG and BSSS (also Director of Tianjin Management)	PRC
Baoxiong Pei	Local office executive	PRC
Xiaoman Zhang	Local office sales manager	PRC